Filed Under Rule 424(b)(3)
Registration No. 333-153541

PROSPECTUS SUPPLEMENT DATED JANUARY 15, 2009 SUPPLEMENTS ST. JOSEPH BANCORP, INC. PROSPECTUS DATED NOVEMBER 12, 2008

St. Joseph Bancorp, Inc. (Proposed Holding Company for Midwest Federal Savings and Loan Association of St. Joseph)

This supplements the prospectus of St. Joseph Bancorp, Inc. dated November 12, 2008. This prospectus supplement should be read together with the prospectus.

The subscription offering concluded on December 18, 2008 and we have extended the community offering.

As of January 9, 2009, we received orders in the subscription and community offerings totaling approximately 337,674 shares ($3,376,740), which includes shares to be purchased by the employee stock ownership plan, assuming that the offering were to close at the minimum of the offering range. In order to complete the offering of our common stock, we must sell at least 361,250 shares of common stock, which is the minimum of our offering range. We intend to close the offering between the minimum and the midpoint of the offering range (between 361,250 and 425,000 shares, including the shares for which we have already received subscriptions). We may terminate the community offering at any time upon reaching the minimum of the offering range without further notice. We retain the right to accept or reject in whole or in part any order in the community offering.

We are increasing the number of shares that you may purchase in the offering.

To facilitate the sale of the shares, we have increased the number of shares that you may purchase.  The maximum amount that any person, either individually or together with their associates or persons acting in concert, may purchase is 9.99% of the common stock sold in the offering (36,088 shares at the minimum of the offering range and 42,457 shares at the midpoint of the offering range), provided that orders for stock exceeding 5% of the total offering (18,062 shares at the minimum of the offering range and 21,250 shares at the midpoint of the offering range) shall not exceed in the aggregate 10% of the total offering.

If you previously have submitted an order in the subscription or community offering for 20,000 shares, you may increase your order by submitting an additional stock order form with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization. We may decide to extend the community offering for any reason and are not required to give purchasers notice of any such extension unless such period extends beyond February 2, 2009.  However, we may terminate the community offering at any time upon reaching the minimum of the offering range.  Therefore, interested persons should request offering materials and return stock order forms promptly.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is January 15, 2009.